UNITED STATES OF AMERICA
BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15294

First Amendment to Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c- 1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

In the Matter of:

IndexIQ Active ETF Trust

IndexIQ Advisors LLC

51 Madison Avenue, New York, NY. 10010

Please send all communications regarding this Application to:

Matthew Curtin

Chief Legal Officer, IndexIQ Advisors LLC

51 Madison Avenue, New York, N.Y. 10010

(212) 576-7634

mcurtin@indexiq.com

with a copy to:

Barry Pershkow

Chapman & Cutler

1717 Rhode Island Avenue NW, Suite 800

Washington, D.C. 20036

(202) 478-6492

pershkow@chapman.com

Page 1 of 8 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on March 14, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of IndexIQ Active ETF Trust IndexIQ Advisors LLC File No. 812-15294	First Amendment to Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a) (1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

I.	SUMMARY OF APPLICATION

In this application, IndexIQ Active ETF Trust (“Trust”) and IndexIQ Advisors LLC (“Adviser”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time (the “Reference Order”), issued by the U.S. Securities and Exchange Commission (“Commission”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

1 Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711(December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

2 All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

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II.	APPLICANTS

A.	The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will include certain series operating as a Fund. The Trust is registered with the Commission as an open-end management investment company under the Act.

B.	The Adviser

The Adviser will be the investment adviser to the Initial Funds. The Adviser is a Delaware limited liability company with its principal place of business in New York, New York. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into a licensing agreement with NYSE Group, Inc. in order to offer Funds that utilize the NYSE Proxy Portfolio Methodology as described in the Reference Order.3

Subject to approval by the Fund’s board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub- advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.	The Distributor

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the distributor and principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order.

For the reasons stated in the Reference Order, Applicants believe that:

With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

3 The NYSE Proxy Portfolio Methodology (as defined in the Reference Order) is the intellectual property of the NYSE Group, Inc.

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IV.	NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Jonathan Zimmerman, Executive Vice President of IndexIQ Active ETF Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the board of the Trust on December 10, 2021.

WHEREAS, the Board of Trustees of IndexIQ Active ETF Trust has determined to proceed with the creation of the following new series of the Trust:

IQ Winslow Ultra Large Cap Growth ETF [renamed IQ Winslow Focused Large Cap Growth ETF]; and

IQ Winslow Large Cap Growth ETF (the “New Winslow Funds”)

and the issuance of an unlimited number of shares of the series (the “Shares”) pursuant to the Declaration of Trust (the “Declaration”) and the Bylaws of the Trust (the “Bylaws”); and

WHEREAS, the New Winslow Funds will operate as exchange-traded funds that do not publicly display their portfolio holdings on a daily basis and, therefore, will not operate pursuant to Rule 6c-11 under the Investment Company Act of 1940 (the “1940 Act”), but instead operate pursuant to an exemptive order from various provisions of the 1940 Act;

NOW, THEREFORE, BE IT:

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and empowered, in the name of, for and on behalf of the Trust, to file with the U.S. Securities and Exchange Commission an application for an order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c- 1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”); and further

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and empowered, in the name of, for and on behalf of the Trust, to proceed with the creation of the New Winslow Funds and issuance of the Shares as more particularly described below.

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Kirk C. Lehneis, Chief Executive Officer of the Adviser is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Executive Officer.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

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Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

INDEXIQ ACTIVE ETF TRUST

By:       /s/ Jonathan Zimmerman

Name: Jonathan Zimmerman

Title: Executive Vice President

INDEXIQ ADVISORS LLC

By:       /s/ Kirk C. Lehneis

Name: Kirk C. Lehneis

Title: Chief Executive Officer

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Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, IndexIQ Active ETF Trust; that he is Executive Vice President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 14th day of March 2022, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

INDEXIQ ACTIVE ETF TRUST

By:        /s/ Jonathan Zimmerman

Name: Jonathan Zimmerman

Title: Executive Vice President

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, IndexIQ Advisors LLC; that he is Chief Executive Officer of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 14th day of March 2022, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

INDEXIQ ADVISORS LLC

By:        /s/ Kirk C. Lehneis

Name: Kirk C. Lehneis

Title: Chief Executive Officer

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APPENDIX A

Initial Funds

IQ Winslow Large Cap Growth ETF

The Fund seeks long-term growth of capital. Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in large capitalization companies. Typically, Winslow Capital Management, LLC invests substantially all of the Fund’s investable assets in domestic securities. However, the Fund is permitted to invest up to 20% of its net assets in depositary receipts issued by a trust (including American Depositary Receipts (“ADRs”)) of foreign securities and in common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Shares. Generally, an issuer of a security is considered to be U.S. or foreign-based on the issuer’s “country of risk,” as determined by a third-party service provider such as Bloomberg. The Fund is actively managed and does not intend to track an index. The Fund is classified as “non-diversified” under the Investment Company Act of 1940.

IQ Winslow Focused Large Cap Growth ETF

The Fund seeks long-term growth of capital. Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in large capitalization companies. Typically, Winslow Capital Management, LLC invests substantially all of the Fund’s investable assets in domestic securities. However, the Fund is permitted to invest up to 20% of its net assets in depositary receipts issued by a trust (including American Depositary Receipts (“ADRs”)) of foreign securities and in common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Shares. . Generally, an issuer of a security is considered to be U.S. or foreign based on the issuer’s “country of risk,” as determined by a third-party service provider such as Bloomberg. The Fund will normally hold a core position of between 25 and 35 securities, although the number of securities held by the Fund may occasionally exceed this range at times. The Fund is actively managed and does not intend to track an index. The Fund is classified as “non-diversified” under the Investment Company Act of 1940.

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